UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Metrika Systems Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59159M 10 6
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               August 12, 1998
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           (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            5,446,300
 REPORTING PERSON
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER

                           5,446,300

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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                           5,446,300
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           65.9%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Metrika Systems Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person") to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 5,000,000 Shares were held by Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $1,225,000 in purchasing Shares of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transaction described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The following is hereby added as the first paragraph of Item 4:

      On August 12, 1998, the Reporting Person issued a press release in which it announced that the Issuer may be merged with ONIX Systems Inc. ("ONIX"), a majority-owned, publicly traded subsidiary of Thermo Instrument, and Thermo Sentron Inc. ("Sentron"), a majority-owned, publicly traded subsidiary of Thermedics Inc., which in turn is a majority-owned, publicly traded subsidiary of the Reporting Person. The combined entity resulting from the merger of the Issuer, ONIX and Sentron would be a majority-owned, publicly traded subsidiary of Thermo Instrument. Shareholders of each of the Issuer, ONIX and Sentron would receive shares of the common stock of the combined entity in exchange for their shares of common stock of the Issuer, ONIX and Sentron, respectively.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

       (a) The Shares beneficially owned by the Reporting Person include 446,300 Shares, or approximately 5.4% of the outstanding Shares, owned directly by the Reporting Person, and 5,000,000 Shares, or approximately 60.5% of the outstanding Shares, owned by Thermo Instrument Systems Inc. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 134,333 Shares or approximately 1.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 102,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of Shares(1)
John M. Albertine                                         9,333
Peter O. Crisp                                            1,000
Elias P. Gyftopoulos                                      1,000
George N. Hatsopoulos                                    30,000
John N. Hatsopoulos                                      25,000
Frank Jungers                                             3,000
Paul F. Kelleher                                          2,500
Earl R. Lewis                                            20,000
Robert A. McCabe                                          6,000
Donald E. Noble                                           2,500
Hutham S. Olayan                                          1,000
Robert W. O'Leary                                             0
Peter G. Pantazelos                                       2,000
William A. Rainville                                     10,000
Arvin H. Smith                                           10,000
Richard F. Syron                                              0
Roger D. Wellington                                       1,000
John W. Wood Jr.                                         10,000
All directors and current executive officers as         134,333
a group (18 persons)

(1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,000, 1,000, 30,000, 10,000, 1,000, 2,500, 20,000, 1,000,
1,000,  1,000,  2,000,  10,000,   10,000,  1,000,  10,000  and  102,500  Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except that shares owned by Mr. McCabe include 5,000 shares owned by Pilot Trading Trust, of which Mr. McCabe is a trustee.

      (c) The Reporting Person has effected the following transactions with respect to the Shares since the Reporting Person's last filing on Schedule 13D.

    Date       Amount      Price Per Share             Transfer Type
------------------------------------------------------------------------------
   7/1/98       2,300             $16.75          Open Market Purchase
   7/6/98       1,300              16.75          Open Market Purchase
   7/7/98       1,000              16.75          Open Market Purchase
   7/7/98       1,400             16.875          Open Market Purchase
   7/8/98       2,400              17.00          Open Market Purchase
   7/9/98       2,400             16.125          Open Market Purchase
  7/23/98       1,100             14.125          Open Market Purchase
  7/27/98      10,200              14.25          Open Market Purchase
  7/28/98      10,800              14.25          Open Market Purchase
  7/29/98      10,900              14.25          Open Market Purchase
  7/30/98      11,200             14.375          Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares since the Reporting Person's last filing on Schedule 13D, except as follows:

     On June 30, 1998, Mr. John M. Albertine sold 1,066 Shares in the open market at a price of $16.75 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer may be merged with ONIX and Sentron. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Issuer, ONIX, Sentron, Thermo Instrument and Thermedics, including the independent directors of such companies, negotiation and execution of a definitive merger agreement, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transaction, approval by the directors of the Reporting Person, and fairness opinions from one or more investment banking firms on certain financial aspects of the transaction.

      Of the 5,446,300 Shares beneficially owned by the Reporting Person, 93,700 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 51,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: George
N. Hatsopoulos has the right to acquire 10,000 Shares within 60 days; John N. Hatsopoulos has the right to acquire 10,000 Shares within 60 days; Paul F. Kelleher has the right to acquire 2,500 Shares within 60 days; Earl R. Lewis has the right to acquire 20,000 Shares within 60 days; and Arvin H. Smith has the right to acquire 10,000 Shares within 60 days.

      During 1997, the Issuer established a stock holding policy for executive officers of the Issuer that required executive officers to own a multiple of their compensation in shares of the Issuer's Common Stock. For the chief executive officer, the multiple was one times his base salary and reference bonus for the calendar year. For all other officers, the multiple was one times the officer's base salary. The policy was amended in 1998 to apply only to the chief executive officer.

      In order to assist officers in complying with the policy, the Issuer also adopted a stock holding assistance plan under which the Issuer was authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Human Resources Committee of the Issuer's Board of Directors (the "Committee"). During 1997, Mr. Ernesto Corte, the Issuer's then president and chief operating officer, promoted to chief executive officer on February 11, 1998, received a loan in the principal amount of $51,907.85 under this plan, of which amount $51,907.85 was outstanding as of April 23, 1998. This plan was also amended in 1998 to apply only to the chief executive officer.

     The Committee also has adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

      During 1997, the Committee also established a stock holding policy for directors including persons who are also directors or executive officers of the Reporting Person. The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock. In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended to add the following item as an exhibit:

      (i) Press Release dated August 12, 1998.

      Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 1998                        THERMO ELECTRON CORPORATION



                                             By:   /s/ Kenneth J. Apicerno
                                                  Kenneth J. Apicerno
                                                  Treasurer

       Exhibit (i) Press Release dated August 12, 1998.


                THERMO ELECTRON PROPOSES CORPORATE REORGANIZATION

WALTHAM, Mass., August 12, 1998 -- Thermo Electron Corporation (NYSE-TMO) today announced that its board of directors has authorized a proposed corporate reorganization. The goals of the plan are to:

     -    Reduce  the   complexity   of  the  company's   corporate   structure,
     - Consolidate and strategically realign certain businesses to enhance their competitive market positions and improve management coordination, and
     - Increase the liquidity in the public markets for stock of the company's publicly traded subsidiaries by providing larger market floats.

      The proposed reorganization is expected to reduce the number of Thermo Electron's majority-owned public subsidiaries from 23 to 15. The company expects to promptly begin implementation of the reorganization, although it may take up to two years to complete all aspects of the plan.

      George N. Hatsopoulos, chairman of Thermo Electron, said, "We firmly believe that spinouts continue to offer many advantages. The strategy is dynamic
- allowing us to respond to changes in the marketplace and revamp those parts of the structure that no longer meet our goals for a public subsidiary. In some cases, the potential rewards for some of our companies have become out of line with the risks. We will continue to closely monitor the performance of our spinouts to assess their viability in the public markets. I wish to stress that the benefits we anticipate from this reorganization are long term. We do not anticipate any material benefits in the short term."

      John N. Hatsopoulos, president and chief financial officer of Thermo Electron, added, "Our number one goal for this plan is to simplify our company. We also expect that larger, more closely aligned businesses will strengthen our competitive positions. Larger size should create better liquidity for investors by increasing the public float, and, we believe, keep in proper perspective some of the problems experienced by our smaller subsidiaries."

      The proposed corporate reorganization is best outlined in four general categories:

   1. Reorganization of biomedical businesses. The wholly owned biomedical group of Thermo Electron, called Thermo Biomedical, would be transferred to Thermo Electron's Thermedics subsidiary to better position the company to expand its presence in that marketplace, while creating a focused company for healthcare investors. Thermo Biomedical, which includes Bear Medical Systems Inc.; Bird Products Corporation; Bird Life Design Corporation; Stackhouse Inc.; SensorMedics Corporation; Medical Data Electronics, Inc.; and Nicolet Biomedical Inc., had unaudited 1997 revenues of

                                     -more-

      $232 million. These companies would be transferred from Thermo Electron to Thermedics in exchange for Thermedics shares.

   2. Realignment of instrument companies. First, Thermedics' non-biomedical public subsidiaries - Thermo Sentron, Thermedics Detection, and Thermo Voltek (if not sold to an unaffiliated third party) - would be transferred to Thermo Electron's Thermo Instrument Systems subsidiary, creating efficiencies by aligning these industrial instrumentation businesses with the instrument family of companies for a better strategic fit. Thermedics' majority ownership in each of these subsidiaries would be transferred to Thermo Electron for shares of Thermedics common stock held by Thermo Electron. Thermo Electron, in turn, would transfer these equity interests to Thermo Instrument Systems in exchange for cash. If Thermo Voltek is not sold to an unaffiliated third party, it would become a wholly owned subsidiary of Thermo Instrument Systems.
            Second, two public Thermo Instrument Systems subsidiaries - Metrika Systems and ONIX Systems - and Thermo Sentron, would be merged to form one combined majority-owned public subsidiary of Thermo Instrument Systems. The company believes that the combined entity, with complementary products, technologies, and distribution networks, would be better able to address the market for industrial sensors and advanced process control systems. Shareholders of each of the three companies would receive shares of common stock in the combined entity in exchange for their shares in the subsidiaries.
            Third, ThermoSpectra, a public subsidiary of Thermo Instrument Systems, along with Thermedics Detection, would be taken private and become wholly owned subsidiaries of Thermo Instrument Systems. ThermoSpectra and Thermedics Detection shareholders would receive cash or Thermo Instrument Systems common stock in exchange for their shares of common stock of ThermoSpectra or Thermedics Detection.

   3. Consolidation of industrial outsourcing companies. The public and private subsidiaries of Thermo Electron's Thermo TerraTech subsidiary - Thermo Remediation, The Randers Group, and Thermo EuroTech - would be consolidated into Thermo TerraTech to strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance their ability to withstand adverse market conditions. Shareholders of each of these subsidiaries would receive common stock in Thermo TerraTech in exchange for their shares in the subsidiaries.

   4. Other strategic reorganizations. Thermo Coleman, a private subsidiary of Thermo Electron, would be merged into Thermo Electron's ThermoTrex subsidiary, consolidating the company's R&D and government-contract work within one entity to offer greater efficiencies and enhance opportunities to develop and commercialize technologies. Thermo Coleman shareholders would receive shares of ThermoTrex common stock in exchange for their Thermo Coleman shares.
            Also, Thermo Power, a public subsidiary of Thermo Electron, would be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of Thermo Power would receive cash or Thermo Electron common stock in exchange for their shares of Thermo Power common stock.

                                     -more-

      All convertible debentures previously issued by subsidiaries that will no longer be majority-owned entities following this reorganization will be assumed by the surviving public parent company, and will be convertible into common stock of that company. Thermo Electron's guarantee of each of these convertible debentures will not be affected by the proposed reorganization.

      While  these   transactions  will  generate   numerous  costs,   including
investment banking fees, legal fees, and government filings, the company does not believe that any significant restructuring charges will be necessary.

      The company also plans to divest of certain non-strategic businesses, totaling approximately $100 million in revenues, that no longer fit its profile for long-term growth potential.


                        Proposed Corporate Reorganization
                    Boldface type indicates public entity (*)



*Thermo Electron                             *Thermo Instrument
     Thermo Power                                 Thermedics Detection
     Tecomet                                      ThermoSpectra
     Peter Brotherhood                            Thermo Voltek
     Napco                                        *ThermoQuest
                                                  *Thermo BioAnalysis
*Thermo Ecotek                                    *Thermo Optek
                                                  *Thermo Vision
*Thermo Fibertek                                  *New Co. (Thermo Sentron,
     *Thermo Fibergen                              Metrika Systems, ONIX
                                                   Systems)

*Thermo TerraTech                            *ThermoTrex
     Thermo Remediation                           Thermo Coleman
     Randers Group                                *Trex Medical
     Thermo EuroTech                              *ThermoLase

*Thermedics
     Thermo Biomedical
     *Thermo Cardiosystems

      All of these transactions will be subject to numerous conditions, including establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the board of directors (including the independent directors) of each of the affected majority-owned subsidiaries, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of registration statements and/or proxy materials regarding the proposed transactions, and, where appropriate, fairness opinions from investment banking firms. Any such transactions that will involve a public offering of securities will be made only by means of a prospectus.


                                     -more-

      Thermo Electron Corporation is a world leader in analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The company also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies. With annual worldwide sales of $3.6 billion, Thermo Electron has approximately 22,000 employees and operations in 23 countries. Headquarters are in Waltham, Massachusetts. More information is available on the Internet at http://www.thermo.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, as amended, for the year ended January 3, 1998. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, regulatory approval requirements, capital spending and government funding policies, dependence on intellectual property rights, and the potential impact of the year 2000 on processing date-sensitive information. In addition to the foregoing risks, the proposed corporate reorganization is subject to the risk that the contemplated benefits of the plan will not be achieved.


                                    # # #

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                     Director, Chairman of the Board and
                                           Chief Executive Officer, Thermo
                                           Electron
John N. Hatsopoulos:                       Director, President and Chief
                                           Financial Officer, Thermo Electron
Peter G. Pantazelos:                       Executive Vice President, Corporate
                                           Development, Thermo Electron
Arvin H. Smith:                            Executive Vice President, Thermo
                                           Electron
Earl R. Lewis:                             Senior Vice President, Thermo
                                           Electron
William A. Rainville:                      Senior Vice President, Thermo
                                           Electron
John W. Wood Jr.:                          Senior Vice President, Thermo
                                           Electron
Paul F. Kelleher:                          Senior Vice President, Finance &
                                           Administration and Chief Accounting
                                           Officer, Thermo Electron